Exhibit 15

November 4, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:    Tollgrade Communications, Inc. and subsidiaries

     1)S-8 (Registration No. 333-4290 and Registration No. 333-83007) 1995 Long-Term Incentive Compensation Plan and Individual Stock Options Granted to Certain Directors and Employees Prior to the Adoption of the Plan

     2). Form S-8 (Registration No. 333-52907 and Registration No. 333-55470) 1998 Employee Incentive Compensation Plan

Commissioners:

We are aware that our report dated October 15, 2004 on our review of interim financial information of Tollgrade Communications, Inc. and subsidiaries as of and for the three-month and nine-month periods ended September 25, 2004 and included in the Company’s quarterly report on Form 10-Q for the quarter then ended is incorporated by reference in the registration statements referred to above.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

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